La Jolla Pharmaceutical Company
6455 Nancy Ridge Drive
San Diego, California 92121
August 20, 2007
Via Facsimile and EDGAR Transmission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler Assistant Director

	Re:	La Jolla Pharmaceutical Company Amendment No. 1 to Registration Statement on Form S-3 Filed August 20, 2007 File No. 333-145009
Ladies and Gentlemen:
     La Jolla Pharmaceutical Company (the “Company”) respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 to 4:00 p.m. (Washington, D.C. time) on August 23, 2007, or as soon thereafter as practicable. An oral request for acceleration of effectiveness may be made in the future. The Company is aware of its obligations under the Securities Act of 1933.
     The Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission ”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this request, please contact Mitchell S. Bloom of Goodwin Procter LLP at (617) 570-1055 or the undersigned at (858) 452-6600.

Very truly yours, LA JOLLA PHARMACEUTICAL COMPANY
By:	/s/ Niv E. Caviar
Niv E. Caviar
Executive Vice President, Chief Business Officer and Chief Financial Officer

cc:	Mitchell S. Bloom, Esq. Ryan A. Murr, Esq.